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                             June 29, 2023

       Jorge Martell
       Chief Financial Officer
       OneSpan Inc.
       121 West Wacker Drive, Suite 2050
       Chicago, Illinois 60601

                                                        Re: OneSpan Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated June
9, 2023
                                                            File No. 000-24389

       Dear Jorge Martell:

               We have reviewed your June 9, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 26, 2023 letter.

       Form 10-K for fiscal year ended December 31, 2022

       Key Business Metrics and Non-GAAP Financial Measures
       Adjusted EBITDA, page 46

   1. We note your response to prior comment 2. We continue to believe that calculations of
                                                        Adjusted EBITDA that
eliminate recurring cash-based compensation incurred during the ordinary course of
business would be inconsistent with the guidance in Rule 100(b) of
                                                        Regulation G and Q&A
100.01 of the C&DI on Non-GAAP Financial Measures. In light
                                                        of the amounts involved
in 2022, in future filings, please explain and quantify the cash incentive awards as a
percentage of total grant date value of LTIP awards in a footnote to your reconciliation and
in the MD&A, indicating that the cash component of the LTIP is not material.
 Jorge Martell
OneSpan Inc.
June 29, 2023
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameJorge Martell                          Sincerely,
Comapany NameOneSpan Inc.
                                                         Division of
Corporation Finance
June 29, 2023 Page 2                                     Office of Technology
FirstName LastName